

May 7, 2014

Via E-mail
Mr. Michael R. Cole
Chief Financial Officer and Treasurer
Universal Forest Products, Inc.
2801 East Beltline, NE
Grand Rapids, MI 49525

>   **Re: Universal Forest Products, Inc.**
>   **Form 10-K**
>   **Filed February 26, 2014**
>   **File No. 0-22684**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 28, 2013

General

1. Please ensure that your risk factors fully describe the material risks faced by you and explain specifically how such risks are related to your business. We note, for example, that in your risk factor on page eight relating to economic and credit market conditions, you state that you monitor your customers' credit, but provide no elaboration, while in your earnings call for the fourth quarter of the fiscal year of 2013 you note that many of your customers are approaching their credit limits. Similarly, in your risk factor discussing fluctuations in the price of lumber, you do not explain specifically how the fluctuations in the lumber market have materially impacted your results of operations. These are just examples. Please revise your risk factors accordingly in future filings.

Exhibit 13

Management's Discussion and Analysis, page 3

Results of Operations, page 7

2. Multiple factors impacting the results of operations are cited throughout the discussion and analysis of the segment reporting section beginning on page 14. To the extent practicable, please revise future filings to quantify the impact of each factor when multiple factors are identified as impacting results of operations. For example, disclosure on page 15 lists factors which led to the increase in net sales for the Eastern and Western reportable segment in 2013 without quantification. Also, you disclose on page 16 that earnings from operations for the Site-Built reportable segment increased "primarily due to an increase in unit sales and operating leverage on labor and overhead costs and an easing of pricing pressure on sales. In addition, the profits of our turn-key framing operations were adversely impacted by an unexpected rise in labor costs early in the year on certain projects, which offset some of the favorable impact of higher unit sales and pricing improvements." Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the FRC for guidance.

Proxy Statement Filed March 7, 2014

Executive Compensation, page 16

Annual Incentive Compensation, page 17

3. In future filings, please discuss how the compensation committee determined the percentage of the relevant bonus pool to grant to each NEO. Please also advise why the ROI column in the chart on page 19 is blank.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or Erin Jaskot at (202) 551-3442, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief